SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                        Security and Exchange Act of 1934



(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1996

                                                                  OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         for the transition period from ________________ to ___________________

         Commission file number 1-14050


          A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                              Lexmark Savings Plan


          B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:


                        Lexmark International Group, Inc.
                            One Lexmark Centre Drive
                             740 New Circle Road NW
                            Lexington, Kentucky 40550

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          LEXMARK SAVINGS PLAN


Date:    June 19, 1997                    BY:  /s/ Terrence P. Chin
     ----------------------                    --------------------
                                               Terence P. Chin
                                               Treasurer
                                               Lexmark International Group, Inc.

                                    Form 11-K

                              Lexmark Savings Plan

                                December 31, 1996

                                    --------



                                                                         Pages

Report of Independent Accountants                                          1

Financial Statements:

   Statement of Net Assets Available for Plan Benefits with Fund
       Information as of December 31, 1996                                 2

   Statement of Net Assets Available for Plan Benefits with Fund
       Information as of December 31, 1995                                 3

   Statement of Changes in Net Assets Available for Plan Benefits with
       Fund Information for the year ended December 31, 1996               4

   Statement of Changes in Net Assets Available for Plan Benefits with
       Fund Information for the year ended December 31, 1995               5

   Notes to Financial Statements                                          6-13



Supplemental Schedules:

   Item 27(a) Schedule of Assets Held for Investment Purposes
       as of December 31, 1996                                            14

   Item 27(d) Schedule of Reportable Transactions for the year
       ended December 31, 1996                                            15



Exhibit:
   Consent of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
     the Lexmark Savings Plan
Lexington, Kentucky

We have audited the accompanying statements of net assets available for plan benefits of the Lexmark Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 (included on pages 14 and 15) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis, rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Coopers & Lybrand L.L.P.

Lexington, Kentucky
May 2, 1997

LEXMARK SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits with Fund Information December 31, 1996


                                   Large                      Small      Balanced  International  Lexmark
                       Money      Company       Fixed        Company      Asset       Index        Stock
                    Market Fund  Index Fund   Income Fund   Index Fund    Fund        Fund         Fund     Loan Fund     Total
                    -----------  -----------  -----------  -----------   --------  -------------  -------   ---------   ----------
ASSETS

Investments, at fair
 value:
  Common trust funds $5,984,279  $48,834,392  $   158,545  $25,355,514  $7,482,198  $4,107,328 $   313,566             $ 92,235,822
  Participant loans                                                                                        $6,072,413     6,072,413
  Lexmark Class A
   common stock                                                                                 18,305,872               18,305,872
Guaranteed investment
 contracts, at
 contract value                                69,526,648                                                                69,526,648
                     ----------  -----------  -----------  -----------  ----------  ---------- ----------- ----------  ------------

  Total investments   5,984,279   48,834,392   69,685,193   25,355,514   7,482,198   4,107,328  18,619,438  6,072,413   186,140,755

Interest receivable      27,281          680      396,952          268          92          45       1,338                  426,656
Receivable for sale
 of investment                                                                          65,000                               65,000
Contribution
 receivable                                                                                      1,074,147                1,074,147
                     ----------  -----------  -----------  -----------  ----------  ---------- ----------- ----------  ------------

  Total assets        6,011,560   48,835,072   70,082,145   25,355,782   7,482,290   4,172,373  19,694,923  6,072,413   187,706,558


LIABILITIES
  Payable for
   purchase of
   investments                                    394,555                               65,000                              459,555
                     ----------  -----------  -----------  -----------  ----------  ---------- ----------- ----------  ------------

NET ASSETS AVAILABLE
 FOR FUND/PLAN
 BENEFITS            $6,011,560  $48,835,072  $69,687,590  $25,355,782  $7,482,290  $4,107,373 $19,694,923 $6,072,413  $187,247,003
                     ==========  ===========  ===========  ===========  ==========  ========== =========== ==========  ============







The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits with Fund Information December 31, 1995

                                                                                                  Lexmark
                                                                                                  Junior
                                   Large                      Small     Balanced  International  Preferred
                       Money      Company       Fixed        Company      Asset       Index        Stock
                    Market Fund  Index Fund   Income Fund   Index Fund    Fund        Fund         Fund     Loan Fund      Total
                    -----------  -----------  -----------  -----------   -------- -------------  -------    ---------    ----------
ASSETS
Investments, at fair
 value:
  Common trust funds $5,546,732 $34,930,430   $    41,786  $18,678,148  $4,191,330 $2,135,328   $     1,669             $ 65,525,423
  Participant loans                                                                                         $5,990,880     5,990,880
  Lexmark Class A
   common stock                                                                                  13,687,500               13,687,500
Guaranteed investment
 contracts, at
 contract value                                71,015,974                                                                 71,015,974
                     ---------- -----------   -----------  -----------  ---------- ----------   ----------- ----------  ------------
  Total investments   5,546,732  34,930,430    71,057,760   18,678,148   4,191,330  2,135,328    13,689,169  5,990,880   156,219,777

Interest receivable      27,943                   427,035                                                25     31,299       486,302
Cash                        326       2,949        33,920        1,166      12,690        619                                 51,670
                     ---------- -----------   -----------  -----------  ---------- ----------   ----------- ----------  ------------
  Total assets        5,575,001  34,933,379    71,518,715   18,679,314   4,204,020  2,135,947    13,689,194  6,022,179   156,757,749


LIABILITIES
  Payable for
   purchase of
   investments                                    426,606                                                                    426,606
                     ---------- -----------   -----------  -----------  ---------- ----------   ----------- ----------  ------------

NET ASSETS AVAILABLE
 FOR FUND/PLAN
 BENEFITS            $5,575,001 $34,933,379   $71,092,109  $18,679,314  $4,204,020 $2,135,947   $13,689,194 $6,022,179  $156,331,143
                     ========== ===========   ===========  ===========  ========== ==========   =========== ==========  ============










The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended December 31, 1996



                                        Large                     Small      Balanced  International
                           Money       Company       Fixed       Company       Asset       Index
                        Market Fund   Index Fund   Income Fund  Index Fund     Fund        Fund
                        -----------   -----------  -----------  -----------  -------- -------------

Transfers:
  Interfund transfers   $ (929,000)  $ 2,803,456  $(5,255,844)  $ 1,115,792  $1,815,195  $1,013,318

Investment income:
  Interest income          301,903         3,556    4,716,523         2,192         952         812
  Net appreciation in
   value of investments                8,673,642                  3,661,281     922,395     379,031

Contributions:
  Employer                 277,682       594,993      752,194       388,289     132,315      90,634
  Participants           1,348,063     3,406,544    3,980,611     2,333,171     746,963     569,214

Participant loan
 activity:
  Participant loans       (160,078)     (650,643)  (1,491,843)     (394,379)   (132,095)    (51,922)
  Participant loan
   payments                103,108       806,062    1,325,607       469,072     209,754     117,387

Distributions to
 withdrawing
 participants             (480,390)   (1,576,209)  (5,223,951)     (789,214)   (361,757)   (125,294)

Administrative
 expenses                  (24,729)     (159,708)    (207,816)     (109,736)    (55,452)    (21,754)
                        ----------   -----------  -----------   -----------  ----------  ----------

Net increase(decrease)
 in fund/plan equity       436,559    13,901,693   (1,404,519)    6,676,468   3,278,270   1,971,426

Net assets available for
 fund/plan benefits:
  Beginning of year      5,575,001    34,933,379   71,092,109    18,679,314   4,204,020   2,135,947
                        ----------   -----------  -----------   -----------  ----------  ----------

  End of year           $6,011,560   $48,835,072  $69,687,590   $25,355,782  $7,482,290  $4,107,373
                        ==========   ===========  ===========   ===========  ==========  ==========

                                         Lexmark
                                         Junior
                          Lexmark      Preferred
                           Stock         Stock
                           Fund           Fund       Loan Fund      Total
                          -------       --------     ---------      -----

Transfers:
  Interfund transfers   $14,717,921  $(15,280,838)                    -

Investment income:
  Interest income           104,618           260  $  472,840  $  5,603,656
  Net appreciation in
   value of investments   4,134,672     2,803,424                20,574,445

Contributions:
  Employer                1,119,975                               3,356,082
  Participants              168,683                              12,553,249

Participant loan
 activity:
  Participant loans         (55,015)                2,935,975         -
  Participant loan
   payments                  94,452                (3,125,442)        -

Distributions to
 withdrawing
 participants              (552,473)  (1,212,040)    (233,139)  (10,554,467)

Administrative
 expenses                   (37,910)                               (617,105)
                        -----------  -----------   ----------  ------------

Net increase(decrease)
 in fund/plan equity    19,694,923   (13,689,194)      50,234    30,915,860

Net assets available for
 fund/plan benefits:
  Beginning of year                   13,689,194    6,022,179   156,331,143
                        -----------  -----------   ----------  ------------

  End of year           $19,694,923  $         0   $6,072,413  $187,247,003
                        ===========  ===========   ==========  ============



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended December 31, 1995


                                                                                                  Lexmark
                                                                                                  Junior
                                   Large                      Small     Balanced  International  Preferred
                       Money      Company       Fixed        Company      Asset       Index        Stock
                    Market Fund  Index Fund   Income Fund   Index Fund    Fund        Fund         Fund     Loan Fund     Total
                    -----------  -----------  -----------  -----------   -------- -------------  -------    ---------   ----------
Transfers:
  Interfund
   transfers      $(1,044,738)  $ 3,637,866   $(9,014,509) $ 1,443,040 $3,404,051  $1,574,290                                -

Investment income:
  Interest
   income             335,430           661     5,193,942          469        124         869   $    1,030  $  396,530 $  5,929,055
  Net appreciation
   in value of
   investments                    8,487,802                  4,003,358    359,116     217,848    2,187,500               15,255,624

Contributions:
  Employer            244,908       448,528     1,030,710      296,940     64,346      54,392                             2,139,824
  Participants      1,181,879     2,540,056     5,542,759    1,757,666    387,179     345,482                            11,755,021

Participant loan
 activity:
  Participant loans  (183,024)     (779,459)   (2,180,361)    (470,096)   (77,512)    (66,847)               3,757,299       -
  Participant loan
   payments           109,833       498,979     1,526,180      299,270    105,765      66,219               (2,606,246)      -

Distributions to
 withdrawing
 participants        (278,482)     (583,722)   (1,391,936)    (291,137)   (27,416)    (49,836)     (25,785)    (88,640)  (2,736,954)

Administrative
 expenses             (24,934)      (97,408)     (171,273)     (71,839)   (11,633)     (6,470)                             (383,557)
                   ----------   -----------   -----------  ----------- ----------  ----------   ----------- ---------- ------------

Net increase in
 fund/plan equity     340,872    14,153,303       535,512    6,967,671  4,204,020   2,135,947     2,162,745  1,458,943   31,959,013

Net assets
 available for
 fund/plan
 benefits:
  Beginning of year 5,234,129    20,780,076    70,556,597   11,711,643                           11,526,449  4,563,236  124,372,130
                   ----------   -----------   -----------  ----------- ----------  ----------   ----------- ---------- ------------

  End of year      $5,575,001   $34,933,379   $71,092,109  $18,679,314 $4,204,020  $2,135,947   $13,689,194 $6,022,179 $156,331,143
                   ==========   ===========   ===========  =========== ==========  ==========   =========== ========== ============





The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.     Plan Description:

       The following description of the Lexmark Savings Plan (the "Plan") provides only general information.

       (a) General
           -------

           The Plan is a defined contribution plan that covers all regular full-time employees of the U.S. subsidiaries of Lexmark International Group, Inc.(the "Company"). To be eligible to participate in the Plan employees must have one year of service and 1,000 hours of service. The number of participants in each fund as of December 31, 1996 and 1995 is as follows: 1996 1995

                Money Market Fund                     1,206            1,118
                Large Company Index Fund              2,009            1,636
                Fixed Income Fund                     2,091            2,262
                Small Company Index Fund              1,593            1,248
                Balanced Asset Fund                     594              411
                International Index Fund                593              408
                Lexmark Junior Preferred Stock Fund       0            3,042
                Lexmark Stock Fund                    2,547                0
                Loan Fund                             1,117            1,091


           The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Company publication, "You and Your Company" for more complete information.

      (b)  Investment Funds
           ----------------

           The Plan consists of seven active investment options: Money Market, Large Company Index, Fixed Income, Small Company Index, Balanced Asset, International Index and Lexmark Stock Funds. The Money Market Fund is represented by a diversified portfolio of high-quality, short-term money market securities whose return follows current market interest rates. The Large Company Index Fund is represented principally by a common trust fund comprised of investments in common stocks that are expected to produce results that approximate the performance of the Standard & Poor's Composite Index of 500 Stocks. The Fixed Income Fund is represented principally by investments in instruments providing a fixed rate of return over a specific period of time. Investments in this fund are invested in high-quality financial instruments or deposited with one or more financial institutions, banks or insurance companies that have agreed to guarantee principal and to pay a fixed rate of interest during a fixed term of one or more years. The Small Company Index Fund is represented principally by investments in mutual funds that are expected to produce results

      (b)  Investment Funds, continued
           ----------------

           that approximate the performance of the medium and small-company common stocks generally not included in the Standard & Poor's 500 Index. The Balanced Asset Fund is represented by a diversified portfolio of stocks, bonds, and money market instruments. The International Index Fund is represented principally by securities in major stock markets in Europe, Australia, Latin America and the Far East to provide growth potential and diversification. The Lexmark Stock Fund is represented principally by Lexmark Class A common stock.

           The Lexmark Stock Fund was made available to participants as an additional investment option on January 1, 1996. In May 1996 the Lexmark Junior Preferred Stock Fund was eliminated and the Class A common stock in the fund was transferred to the Lexmark Stock Fund.

           The Loan Fund is not an investment option, but is a fund used to record loans to participants and any activity related to these loans.

      (c)  Contributions
           -------------

           The Plan is funded by voluntary employee pretax contributions up to a maximum of 12% of total annual eligible compensation. The contributions for a participant are made by payroll deduction and are determined for each pay period by multiplying the participant contribution rate then in effect by his/her eligible compensation for such period.

           A participant can designate the proportions in which his/her pretax contributions are allocated among the Plan's active investment funds. The minimum allocation to each fund is 5%.

           The Company matches employee pretax contributions in an amount equal to 30% of the first 5% the employee contributes per pay period. Matching contributions are invested in the same investment funds and in the same proportions as designated by the participant. Effective November 27, 1995, the Company announced an enhanced Company matching contribution based on business results for each fiscal year, with payout, if any, in the first quarter of the following year. The first year for this enhanced match was 1996 for which $1,074,147 has been accrued in these financial statements and was subsequently paid in 1997.

      (d)  Allocations to Participants
           ---------------------------

           Contributions and earnings of the Plan are allocated to the accounts of the participants on a semi-monthly basis. Each participant's value in the net assets of the active investment funds is based upon the assignment of units. The number of units and the net asset value per unit in the funds as of December 31, 1996 and 1995 are as follows:

                                                              1996
                                                  -----------------------------
                                                                    Net Asset
                                                  Units          Value Per Unit

              Money Market Fund                 4,641,077           $1.30
              Large Company Index Fund         21,264,926           $2.30
              Fixed Income Fund                46,335,971           $1.50
              Small Company Index Fund         11,114,734           $2.28
              Balanced Asset Fund               5,398,858           $1.39
              International Index Fund          3,144,674           $1.31
              Lexmark Stock Fund               12,107,358           $1.63
              Loan Fund                         5,767,726           $1.05

                                                                1995
                                                     --------------------------
                                                                    Net Asset
                                                     Units       Value Per Unit


              Money Market Fund                    4,497,042         $1.24
              Large Company Index Fund            18,971,536         $1.84
              Fixed Income Fund                   49,543,661         $1.43
              Small Company Index Fund             9,739,864         $1.92
              Balanced Asset Fund                  3,614,971         $1.16
              International Index Fund             1,862,746         $1.15
              Lexmark Junior Preferred Stock Fund  6,299,731         $2.17
              Loan Fund                            6,137,313         $0.98

      (e)  Withdrawals and Vesting
           -----------------------

           Prior to April 27, 1995 participants vested immediately in their contributions and matching contributions made on their behalf by the Company. On April 27, 1995 the Plan was amended to change the vesting policy to require employees hired after June 30, 1994 and who were not participants in the Plan as of June 30, 1995 to have five years of service before becoming fully vested in the employer matching contributions. A participant who has reached age 59 1/2 may withdraw all or part of his/her contributions and matching contributions in such a manner as prescribed by the plan administrator. In the event of normal retirement or permanent disability, the funds may be withdrawn immediately. The participant may elect one of two options for the distribution of funds as prescribed by the Plan or may defer either option until a later date. The two options available to these participants are (1) to receive their distribution in the form of a lump sum cash distribution or (2) to receive a specified number of annual cash installments, over a period of up to ten years. In the event that a participant dies before the balance of his/her accounts has been distributed, the remaining balance of the accounts shall be distributed to the participant's beneficiaries in a lump sum cash distribution.

      (e)  Withdrawals and Vesting, continued
           -----------------------

           Upon termination of employment for any reason other than retirement, disability or death, and providing that the value of the participant's accounts is in excess of $3,500, the participant may elect to receive an immediate distribution of his/her accounts in a lump sum cash distribution or he/she may elect to defer receipt of such lump sum cash distribution until a later date. Hardship withdrawals are available under provisions of the Plan if approved by the trustee of the Plan but are limited to the employee's contributions; earnings, Company stock and the Company's matching contributions are not eligible for hardship withdrawals. A participant may not contribute to the Plan during the twelve-month period following the hardship withdrawal.

           Regular full-time Company employees and employees on approved leaves of absence may borrow funds from their Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less their highest outstanding loan balance during the preceding 12-month period. An administrative fee is charged for the origination of the loan and is deducted from the loan check. Loans are granted for a minimum term of one year, or in whole year increments up to a maximum of four years. The loan bears a fixed rate of interest as determined by the plan administrator based upon comparable rates offered by commercial lending institutions. Twice a month a payroll deduction is made for payment of the loan. Payments of principal and interest are allocated on a monthly basis to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance, providing the loan is not in default.

      (f)  Use of Estimates
           ----------------

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the changes in net assets available for plan benefits during the reporting periods. Actual results could differ from those estimates.

2.     Summary of Significant Accounting Policies:

       The following are significant accounting policies followed by the Plan:

      (a)  Valuation of Investments
           ------------------------

           Shares in common trust funds are valued at the quoted net asset value per unit.

      (a)  Valuation of Investments, continued
           ------------------------

           Investments in guaranteed investment contracts are stated at contract value, which represents deposits received and interest earned at guaranteed rates. The fair value of these contracts approximates the contract value at December 31, 1996 and 1995. Fair value is determined by discounting the contracts using current market rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain guaranteed investment contracts.

           The Lexmark Class A common stock is stated at fair value as quoted by the New York Stock Exchange.

           Fair value of investments, as quoted, is based on various factors including the current interest rate environment and the general
           strength   of  the   economy.   Changes  in  the  fair  value   could
           significantly affect the Plan's net assets available for plan benefits.

      (b)  Net Appreciation (Depreciation)
           -------------------------------

           The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       (c) Distributions to Withdrawing Participants
           -----------------------------------------

           Distributions to withdrawing participants are recorded when paid.

3.     Investments:

       The Plan's investments (including investments bought, sold, and held during the period) appreciated in value during the years ended December 31, 1996 and 1995 as follows:

                                                         1996           1995

              Large Company Index Fund                $ 8,673,642   $ 8,487,802
              Small Company Index Fund                  3,661,281     4,003,358
              Balanced Asset Fund                         922,395       359,116
              International Index Fund                    379,031       217,848
              Lexmark Stock Fund                        4,134,672
              Lexmark Junior Preferred Stock Fund       2,803,424     2,187,500
                                                       ----------   -----------

                                                      $20,574,445   $15,255,624
                                                      ===========   ===========

       The investments that represent 5% or more of the Plan's net assets at December 31, 1996 and 1995 are as follows:

                                               1996                    1995

   Investments at Fair Value:
     Lexmark Class A common stock
      662,656 and 750,000 shares
      respectively                        $ 18,305,872             $ 13,687,500

     Bankers Trust Company
       Pyramid Equity Index Fund,
        28,610 and 25,294 shares
        respectively                        48,631,930               34,930,430

       Pyramid Russell 2500 Index Fund
         99,977 and 87,277 shares,
         respectively                       25,236,829               18,678,148

     Other investments less than 5% of
      net assets                            24,439,476               17,907,725

   Investments at Contract Value:
     Participation in Group Annuity
      Contract #G-26156.01 with
      Pacific Mutual Life Insurance
      Company                               11,076,307

     Commonwealth Life Contract
      #ADA00024 with Commonwealth
      Life Insurance Company                10,102,533               10,119,578

     Participation in Group Annuity
      Contract #214760 with Citibank         9,766,406                9,174,642

     Participation in Group Annuity
      Contract #5918 with John Hancock
      Mutual Life Insurance Company                                  14,182,331

     New York Life Placement Contract
      #30034 with New York Life
      Insurance Company                                              10,906,750

     Other investments less than 5%of
      net assets                            38,581,402               26,632,673
                                          ------------             ------------
         Total Investments                $186,140,755             $156,219,777
                                          ============             ============

       The crediting interest rate as of December 31, 1996 and 1995 and the average yield for the years then ended for each guaranteed investment contract are as follows:

                                                                    Average
                                                                  annual yield/
                                                                    Crediting
        Guaranteed Investment Contracts                           Interest rate

        Participation in Group Annuity Contract #5150 with
         Allstate Life Insurance Company                              8.5%

        Participation in Group Annuity Contract #5918 with
         John Hancock Mutual Life Insurance Company                   8.7%

        Commonwealth Life Contract #ADA00024 with
         Commonwealth Life Insurance Company                          6.7%

        New York Life Placement Contract #30034 with
         New York Life Insurance Company                              7.4%

        Commonwealth Placement Contract #ADA00558FR with
         Commonwealth Life Insurance Company                          5.9%

        Participation in Group Annuity Contract #G-26156.01
         with Pacific Mutual Life Insurance Company                   7.5%

        Benefits Assessable Securities Investment Contract
         (BASIC) with Bankers Trust Company                           7.5%

        Participation in Group Annuity Contract #214760 with
         Citibank                                                     6.5%

        Participation in Group Annuity Contract #51365 with
         TransAmerica Occidental Life Insurance Company               6.3%

        Participation in Group Annuity Contract #8617 with
         John Hancock Mutual Life Insurance Company                   6.9%

       These rates are net of investment manager fees which are automatically deducted from the fund's interest income according to the terms of the Investment Management Agreement.

4.     Administrative Expenses:

       Expenses for administration of the Plan are paid from the appropriate fund assets. Certain administrative services were provided at no cost to the Plan by the Company.

5.     Income Tax Status:

       The Plan qualifies within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code of 1986, (the "Code"), as amended, and the trust is exempt from tax under Section 501(a) of the Code.

5.     Income Tax Status, continued:

       Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

       A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

6.     Plan Termination:

       The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.     Concentration of Credit Risk:

       Plan assets are invested in various financial instruments that contain some degree of credit risk. Approximately 37% of Plan assets are invested in guaranteed investment contracts and approximately 10% of Plan assets are invested in Lexmark Class A common stock. The Plan does not obtain collateral or other security to support these investments.

8.     Reconciliation to Form 5500:

       Reconciliation of audited financial statements to Form 5500 items 31g and 32e(1) for the year ended December 31, 1996:


           Distributions to withdrawing paraticipants per
            financial statements                                    $10,554,467

           Benefit claims payable per item 31g on the 1995
            Form 5500                                                  (167,931)
                                                                    -----------

           Benefit payments directly to participants per
            item 32e(1) on the 1996 Form 5500                       $10,386,536
                                                                    ===========

9.     Subsequent Event:

       The Plan's administrators have decided to change the Plan's trustee to Fidelity Institutional Retirement Services Company from Bankers Trust
       Company. In accordance with this change, the assets invested in common funds administered by Bankers Trust Company will be moved to common funds administered by Fidelity Investments.

                             SUPPLEMENTAL SCHEDULES

                                     -------

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Item 27(a) Schedule of Assets Held for Investment Purposes
December 31, 1996

                                                             Par or
    Identity of Issue,                                   Maturity Value/
    Borrower, Lessor,        Description of                Number of                         Current
    or Similar Party           Investment                   Shares            Cost            Value
* Bankers Trust Company   Pyramid Discretionary Cash
                           Fund                            6,367,416     $  6,367,416     $  6,367,416
* Bankers Trust Company   Pyramid Directed Account
                           Cash Fund                         472,110          472,110          472,110
* Bankers Trust Company   Pyramid Equity Index Fund           28,610       26,097,484       48,631,930
* Bankers Trust Company   Pyramid Russell 2500
                           Index Fund                         99,977       16,870,581       25,236,829
* Bankers Trust Company   Pyramid Asset Management
                           Fund                               50,482        6,244,811        7,450,552
* Bankers Trust Company   Pyramid Daily Japanese
                           Equity Index Fund                  12,052        1,150,546        1,026,222
* Bankers Trust Company   Pyramid Daily Non-Japanese
                           Equity Index Fund                  20,780        2,429,059        3,050,763
* Participant Loans       Participant loans at  prime
                           plus 1.5%                      $6,072,413                0        6,072,413
* Lexmark                 Class A common stock               662,656        6,231,048       18,305,872
* Bankers Trust Company   Benefit Accessible Securities
                           Investment Contract
                           (BASIC) at 7.55% with
                           maturity on April 15, 2002     $ 2,367,469        2,367,469        2,367,469
  Citibank                Participation in Group Annuity
                           Contract #214760
                           at 6.6% with maturity
                           on March 31, 1998              $ 9,766,406        9,766,406        9,766,406
  Allstate Life Insurance
   Company                Participation in Group
                           Annuity Contract #5150
                           at 8.6% with maturity on
                           December 31, 1998              $ 3,760,384        3,760,384        3,760,384
  John Hancock Mutual
   Life Insurance Company Participation in Group Annuity
                           Contract #5918 at 8.95%
                           with maturity on
                           September 1, 1998              $ 5,137,786        5,137,786        5,137,786
  Commonwealth Life
   Insurance Company      Commonwealth Life Contract
                           #ADA00024 at 6.85%
                           with maturity on
                           June 15, 2001                  $10,102,533       10,102,533       10,102,533
  New York Life Insurance
   Company                New York Life Placement
                           Contract #30034 at 7.8% with
                           maturity on June 15, 1999      $ 8,198,701        8,198,701        8,198,701
  Commonwealth Life
   Insurance Company      Commonwealth Placement
                           Contract #ADA00558FR at
                           6.0% with maturity on
                           December 14, 2000              $ 8,207,444        8,207,444        8,207,444
  Pacific Mutual Life
   Insurance Company      Participation in Group Annuity
                           Contract #G-26156.01 at
                           7.55% with maturity on
                           June 20, 2000                  $11,076,307       11,076,307       11,076,307
  TransAmerica
   Occidential Life
   Insurance Company      Participation in Group Annuity
                           Contract #51365 at 6.35%
                           with maturity on
                           February 17, 2001              $ 5,173,114        5,173,114        5,173,114
  John Hancock Mutual
   Life Insurance Company Participation in Group Annuity
                           Contract #8617 at 6.95%
                           with maturity on
                           December 20, 1999              $ 5,736,504        5,736,504        5,736,504
                                                                          ------------     ------------
                                                                          $135,389,703     $186,140,755
                                                                          ============     ============

* Party-in-interest to the Plan

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Item 27(d) Schedule of Reportable Transactions* for the year ended December 31, 1996

                                                                                                          Fair Value of
                                                                                                            Asset on
                                                                     Purchase      Selling      Cost of   Transaction       Gain on
   Identity of Party                Description of Asset              Price         Price        Asset       Date            Sale
   ----------------        --------------------------------------    --------      -------      -------   -------------     -------

** Bankers Trust Company   Pyramid Discretionary Cash Fund         $13,621,944                $13,621,944  $13,621,944

** Bankers Trust Company   Pyramid Discretionary Cash Fund                      $12,801,261   $12,801,261  $12,801,261

** Bankers Trust Company   Pyramid Directed Account Cash Fund      $24,555,032                $24,455,032  $24,455,032

** Bankers Trust Company   Pyramid Directed Account Cash Fund                   $24,126,376   $24,126,376  $24,126,376

** Bankers Trust Company   Pyramid Equity Index Fund               $ 8,133,138                $ 8,133,138  $ 8,133,138

** Bankers Trust Company   Pyramid Equity Index Fund                            $ 3,105,281   $ 1,744,973  $ 3,105,281   $1,360,308

   John Hancock Mutual     Participation in Group Annuity          $   741,470                $   741,470  $   741,470
    Life Insurance Co.      Contract #5918 at 8.65% with
                            maturity on September 1, 1998


   John Hancock Mutual     Participation in Group Annuity                       $ 9,786,015   $ 9,786,015  $ 9,786,015
    Life Insurance Co.      Contract #5918 at 8.65% with
                            maturity on September 1, 1998

   Pacific Mutual Life     Participation in Group Annuity          $ 5,752,242                $ 5,752,242  $ 5,752,242
    Insurance Company       Contract #G-26156.01 at 7.55% with
                            maturity on June 20, 2000

   Pacific Mutual Life     Participation in Group Annuity                       $ 2,296,000   $ 2,296,000  $ 2,296,000
    Insurance Company       Contract #G-26156.01 at 7.55% with
                            maturity on June 20, 2000

   TransAmerica Occidental Participation in Group Annuity          $11,337,114                $11,337,114  $11,337,114
    Life Insurance Company  Contract #51365 at 6.35% with
                            maturity on February 17, 2001

   TransAmerica Occidental Participation in Group Annuity                       $ 6,164,000   $ 6,164,000  $ 6,164,000
    Life Insurance Company  Contract #51365 at 6.35% with
                            maturity on February 17, 2001

** Lexmark                 Class A common stock                    $ 3,789,880                $ 3,789,880  $ 3,789,880

** Lexmark                 Class A common stock                                 $ 6,109,605   $ 2,958,832  $ 6,109,605   $3,150,773


* All individual transactions or series of transactions which, when aggregated, exceed 5% of plan assets at January 1, 1996.
** Party-in-interest to the Plan